Ms. Nudrat Salik

Mr. Terence O’Brien

United States Securities and Exchange Commission

Office of Industrial Applications and Services

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549

January 29, 2024

Re:	IMAX CORP (“IMAX” or “the Company”)

Form 10-K for Fiscal Year Ended December 31, 2022

Form 10-Q for Fiscal Quarter Ended September 30, 2023

File No. 001-35066

Dear Ms. Salik and Mr. O’Brien,

We are writing in response to your letter dated December 19, 2023, which contains the Staff’s comments on the Company’s Form 10-Q for the fiscal quarter ended September 30, 2023, filed on October 25, 2023. Please find below responses to the comments you have raised. For ease of reference, we have listed each of your comments in italics and provided our responses immediately below in plain text.

Form 10-Q for Period Ended September 30, 2023

Note 13. Segment Reporting, page 37

Prior to the first quarter of 2023, you determined you had seven reportable segments. You revised your internal segment reporting and have now determined you only have two reportable segments. Please help us better understand how you determined you have two reportable segments pursuant to the guidance of ASC 280.

Please specifically address the following:

1. Tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

In the first quarter of 2023, the Company revised its internal segment reporting and updated its operating segments as well as its reportable segments to better reflect how its Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources within the Company.

Prior to the first quarter of 2023, the Company had identified the following 11 operating segments: (1) IMAX Systems, (2) Joint Revenue Sharing Arrangements (“JRSA”), (3) IMAX Maintenance, (4) IMAX DMR, (5) Film Distribution, (6) Film Post-Production, (7) Camera, (8) Other Theater Business, (9) IMAX Enhanced, (10) SSIMWAVE, and (11) Owned and Operated Theater. Pursuant to ASC 280-10-50-12, the operating segments were categorized into seven reportable segments: (1) IMAX DMR, (2) JRSA, (3) IMAX Systems, (4) IMAX Maintenance, (5) Other Theater Business, (6) Film Distribution, and (7) Film Post-Production.

Prior to the COVID-19 pandemic, the CODM assessed the Company’s performance and allocated resources based on revenue streams generated by the segments identified above. However, during the COVID-19 pandemic, the Company’s revenues were significantly reduced as theaters, including IMAX® theaters, worldwide shut down and/or operated with limited seating capacities and limited content availability at various points, resulting in significant operating losses during 2020, 2021, and part of 2022. During the latter part of 2022, outside of China, the Company’s results of operation reflected progress towards the resumption of normal operations with the reopening of most IMAX locations in key markets. Due to the unprecedented and unpredictable impact of the pandemic on the Company’s revenue streams during 2020 to 2022, the CODM determined that revenue streams no longer served as a reliable metric to evaluate the Company’s business and began reviewing the Company’s organization and operations based on the customers served by its business units. The Company’s customers largely comprise studios and exhibitors, with each customer base served by the current operating segments of Content Solutions and Technology Products and Services, respectively. The Company offers a distinct package of its products and services to each segment of its customer base. For example, the Company principally offers digital remastering of films and other content into IMAX formats for distribution to the IMAX network for its studio customers and the sale or lease and maintenance of IMAX theater systems to its exhibitor customers. Therefore, the review of the Company’s operations based on customer-based segments provides good insight into the Company’s ecosystem and the interworking of its functional units.

Although the impact of the pandemic on the Company’s results of operations has subsided, the CODM, with input from the Finance team, determined that the customer-based evaluation is a more reliable measure of the Company’s performance and/or expected performance and better metric for allocating resources within the organization based on the reasons stated above.

In addition, the CODM separately evaluated the performance and budget of SSIMWAVE Inc. (“SSIMWAVE”), which the Company acquired in September 2022, from the rest of the Company’s operations.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

In early Fiscal 2023, the Company adopted a number of changes in its internal financial reporting, including the presentation of operating results, discrete financial information, and key operating metrics under the current operating segments, presented to the CODM in order to align its internal reporting with the basis on which the CODM evaluates the Company’s business and performance and allocates resources across the organization.

Based on the updated internal financial reporting and the CODM’s evaluation of the Company’s business, with input from the Finance team, the Company determined during the first quarter of Fiscal 2023 that the following operating segments meet the guidance under ASC 280, Segment Reporting, Sections 10-50-1 through 50-9:

a.	Content Solutions

b.	Technology Products and Services

c.	IMAX Enhanced

d.	SSIMWAVE

ASC 280-10-50-12 requires a public entity to report separately information about an operating segment if an operating segment’s revenue exceeds 10% of consolidated revenue of all operating segments. The Company determined that the revenue of each of the Content Solutions and Technology Products and Services segments exceeded 10% of total consolidated revenue as of September 30, 2023 and December 31, 2023. As such, the Content Solutions and Technology Products and Services segments represent separate reportable segments. As of September 30, 2023 and December 31, 2023, these two segments represented at least 75% of total consolidated revenue.

As of September 30, 2023 and December 31, 2023, IMAX Enhanced and SSIMWAVE did not meet any of the quantitative thresholds under ASC 280-10-50-12. The Company determined that the separate disclosure of these operating segments is not necessary at this time. The Company categorizes all activities that do not meet the criteria to be considered a reportable segment as “All Other.” As such, IMAX Enhanced and SSIMWAVE segments were reported as part of “All Other” in the Company’s reports.

2. Help us better understand how you determined your CODM.

ASC 280-10-50-5 defines CODM as the individual or individuals responsible for allocating resources and assessing performance. The Company’s Chief Executive Officer (“CEO”), Richard Gelfond, has the decision-making responsibility over the Company’s operations. Mr. Gelfond is responsible for evaluating, with input from the Finance team, his direct reports and segment managers, the Company’s performance, determining performance metrics to evaluate the Company’s performance, allocating resources across the Company, and reviewing and recommending the annual budget and long-range plan to the Board of Directors (the “Board”) for approval. Accordingly, the CEO is the Company’s CODM under ASC 280-10-50-5. This is consistent with the manner in which the Company has managed its business historically.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

3. Tell us each of the individuals that report to the CODM and identify and describe the role of each segment manager.

The titles of each individual who directly reports to the CODM as of December 31, 2023, were as follows:

a.	Executive Vice President, Chief Financial Officer, Natasha Fernandes

b.	Chief Legal Officer & Senior Executive Vice President, Legal & Business Affairs, Robert Lister

c.	President, IMAX Global Theaters, Mark Welton

d.	Chief Content Officer (formerly President, IMAX Entertainment)[1]

e.	Chief Technology Officer & Executive Vice President, Pablo Calamera

f.	Senior Vice President & General Manager, Vikram Arumilli

g.	Senior Vice President, Head of Global Corporate Communications, Mark Jafar

h.	Chief Executive Officer IMAX China, Daniel Manwaring

Roles of Segment Managers

Technology Products and Services Segment

The President, IMAX Global Theaters is the segment manager for Technology Products and Services segment and oversees the sales, leasing, installation, and maintenance of IMAX systems to exhibitors.

Content Solutions Segment

The Chief Content Officer is the segment manager for Content Solutions and oversees content enhancement and distribution services, including digital remastering of films and other contents into IMAX formats for distribution, post-production, and camera equipment rental to studios. As of September 30, 2023 and December 31, 2023, this position was open. Mr. Gelfond has managed the operations of this segment for the interim period.

IMAX Enhanced and SSIMWAVE Segments

The Senior Vice President & General Manager is the segment manager for Streaming and Consumer Technology, which includes the IMAX Enhanced and SSIMWAVE segments, and oversees, including but not limited to revenue generation through sales of streaming and consumer technology products and services. The customer base for this segment primarily consisted of global technology equipment manufacturers as well as streaming and broadcasting companies.

[1]	Megan Colligan served this role from February 2019 to April 2023.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

4. Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

The CODM meets and consults with his direct reports individually and/or as a team organically on an as needed basis. The frequency of such unscheduled meetings varies from daily to weekly, and the subject matter ranges from general business, functional, and leadership topics to specific operational activities. Financial information is not regularly received by or discussed with the CODM during these individual meetings.

Specifically, the CODM meets one-on-one with Messrs. Welton and Lister and with Ms. Fernandes on a daily basis to address day-to-day operational issues, including but not limited to operating activities, operating results, forecasts/budgets and plans, box office results, new system signings, and system installations. Periodically and once Ms. Fernandes has reviewed the preliminary financial results and forecasts, she presents those documents to the CODM, and on an annual basis, Ms. Fernandes presents an annual budget and long-range plan to the CODM. This financial information is presented based on current operating segments. Other key individuals from the Finance team attend meetings related to financial results.

The CODM also holds one-on-one meetings with Mr. Arumilli on a regular basis, often on a daily basis, to discuss operations and performance of the IMAX Enhanced and SSIMWAVE Segments. In addition, the CODM holds weekly meetings with Mr. Arumilli and other key employees in the IMAX Enhanced and SSIMWAVE Segments. No financial information is regularly received by or discussed with the CODM during these meetings.

The Company’s senior management team, including the CODM and his direct reports, meet regularly throughout the year, and typically at least three times in person at formalized senior management meetings to review the Company’s performance and corporate strategies. These meetings include other key employees across the organization, including but not limited to finance, sales, marketing, communications, human resources, film distribution, post- production, investor relations, and IMAX China, based on the subject matter discussed. The financial information discussed at different meetings included the annual budget, long-range plan, and financial results and forecasts.

5. Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared.

On a monthly and quarterly basis, the CODM is presented with the results of operations and the most recent financial forecasts for each of the reporting segments (revenue down through segment profit) as well as key operating metrics of each segment, including box office results, IMAX system signings and installations. On a quarterly basis, the Board also reviews the reportable segment results as part of IMAX’s earnings review process. On an annual basis, the CODM and the Board receive the budget and long-range plan. The long- range plan includes projected revenues and margin by reportable segments, consolidated operating expenses as well as key operating metrics. Please see the Company’s responses below for additional information on the Company’s budgeting process and the CODM’s and the Board’s roles therein.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

6. Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The Company follows a robust budget planning and review process, which is managed by the Finance team. Annual budgets are built up from the component level below the operating segments (the “component unit”) to the operating segments and consolidated level. The key steps of the Company’s annual budgeting process are as follows:

•

The Finance team meets with component unit managers to prepare budgets at the component unit level based on internal and external factors, which include among other things, estimated revenues and associated expenses, the Company’s financial, operational, and strategic objectives, the goals of each function, and industry and economic outlooks and assumptions. The process also includes evaluating the reasonableness of estimates and assumptions used in the budgeting process.

•

The operating segment managers review their respective component unit budget submissions from the operating segment level objectives, expectations, and assumptions. The budgets are also reviewed and adjusted for any significant trends, transactions, and anomalies. Once the operating segment managers review and approve the submissions, component unit budgets are resubmitted to Finance for the CFO’s review.

•

After the CFO reviews the component unit budgets, the Finance team consolidates the component unit budgets into the operating segment level. The CFO reviews, then presents the operating segment budgets to the CODM.

•

The CODM reviews the consolidated operating segment level budgets based on the Company’s overall operating strategy. The CODM typically provides feedback to the CFO who has been delegated the authority to communicate back to the operating segment managers and make the necessary adjustments at the component unit level.

•	Upon completion of his review, the CODM approves the annual budget at the operating segment level and submits a consolidated budget at the company level to the Board for approval.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

7. Describe the basis for determining the compensation for each of the individuals that report to the CODM.

The Company adheres to a pay-for-performance philosophy, structuring its executive compensation program around three core elements: a base salary, a cash bonus, and equity compensation in the forms of restricted share units (“RSUs”) and performance stock units (“PSUs,” and collectively with the RSUs, the “Equity Awards”). The CODM’s direct reports receive a base salary that is initially specified in their employment agreements and is subject to review and adjustment during the Company’s annual performance reviews. The employment agreements also outline the target cash bonus and Equity Awards. The cash bonus is contingent on Company and individual performance. Company performance is measured against specific metrics aligned with corporate strategic and segment operating objectives. Individual performance is assessed by the CODM at his sole discretion. The Compensation Committee establishes a scorecard of financial and operational metrics to measure Company performance for the named executive officers (the “NEOs”). Non-NEO executive officers receive 75% of the Equity Award in the form of RSUs and 25% in PSUs. NEOs, other than the CODM, receive an equal distribution of RSUs (50%) and PSUs (50%). As of December 31, 2023, the CODM, Natasha Fernandes, Robert Lister, and Mark Welton were NEOs. In addition, the Compensation Committee reviews and recommends to the Board and the Board approves the overall cash bonus pool for the Company and the entire compensation package for the NEOs. The Compensation Committee also reviews and approves annual Equity Award grants for all employees of the Company. For additional information on the Company’s pay rationale and practices for the NEOs, please refer to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 26, 2023.

8. To the extent you aggregated operating segments to determine your reportable segments, please specifically provide us with a summary of the aggregation analysis you performed pursuant to ASC 280-10-50-11 in determining it was appropriate to aggregate.

As discussed above, the Company identified two reportable segments based on its four operating segments in accordance with ASC 280. The Company also determined that the other two operating segments do not meet the definition of reportable segments under ASC 280 and should be grouped into an “All Other” category. Consistent with its historical practice in determining its reportable segments, the Company did not aggregate any of its operating segments.

If you require clarification or have any further questions, please contact me at (905) 403-6457 or at NFernandes@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

Yours truly,

/s/ Natasha Fernandes

Natasha Fernandes

Chief Financial Officer and Executive Vice President

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105